United States securities and exchange commission logo





                               June 4, 2024

       Michael Cavanaugh
       Chief Executive Officer
       RANGE IMPACT, INC.
       200 Park Avenue, Suite 400
       Cleveland, Ohio 44122

                                                        Re: RANGE IMPACT, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed May 8, 2024
                                                            File No. 333-279203

       Dear Michael Cavanaugh:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note your disclosure that your Common Stock is traded on the OTC Pink Sheets tier of the OTC Markets
under the symbol "RNGE" and that the selling stockholders may sell the shares (i) on the
OTC Pink Sheets market or otherwise; (ii) at market prices, which may vary during the
offering period, or at negotiated prices; (iii) in ordinary brokerage transactions, block
transactions, or in privately negotiated transactions; or (iv) in a combination of these
methods. Please note that we do not consider the OTC Pink Sheets to constitute a
sufficient existing market, under Item 501(b)(3), for selling shareholders to offer their shares at
market prices. Therefore, please revise here and throughout the prospectus that the
offering price will be at a fixed price for the duration of the offering or revise the OTC Market
system on which your shares will be quoted and on which selling shareholders may sell
at market prices. Refer to Item 201(a)(1)(iii) of Regulation S-K, which provides that
"the existence of limited or sporadic quotations" such as the Pink
                                                        Sheets "should not of
itself be deemed an established public trading market." Please revise
 Michael Cavanaugh
FirstName  LastNameMichael Cavanaugh
RANGE IMPACT,     INC.
Comapany
June 4, 2024NameRANGE IMPACT, INC.
June 4,
Page 2 2024 Page 2
FirstName LastName
         your disclosure here and in your Plan of Distribution section accordingly.
Our Business, page 4

2. Please provide a full discussion of the general development of your business including the businesses and relationships with and among Vitality Biopharma, Inc. and Malachite
         Innovations, Inc. Please file as an exhibit the December 14, 2023 merger agreement between Range Impact, Inc. and Malachite Innovations, Inc.
3. Please provide an expanded description of the Range Reclaim business including the various land reclamation, water restoration and environmental consulting services you provide, and any dependence on revenue-generating activities, key products, services or customers, including governmental customers. Also, describe clearly the Range Minerals business including the activities at the Fola mine. Refer to Item 101(h)(4) of Regulation S-
         K.
4. Given your operations in the cannabinoid and mining fields among others, clearly discuss the effect of existing or probable governmental regulations on the business, including whether you have received any licenses from the DEA in connection with your cannabinoid research.
5. We note that much of the disclosure in your Form 10-K which you have incorporated by reference appears to be as of December 31, 2023. Please provide updated disclosure as required by Item 11A of Form S-1. For example, please provide updated disclosure regarding your business and provide the disclosure required by Items 401, 403 and 404 of
         Regulation S-K as of the most recent practicable date. It is unclear, for example, where you provided a description of your Chief Financial Officer, Patricia Missal's experience.
Selling Stockholders, page 9

6.       We note your disclosure on page 9 regarding certain transactions with
Indemnity
         National Insurance Company including that the Indemnity National Warrants were subsequently exchanged for 1,333,333 shares of your Common Stock pursuant to a
         Warrant Exchange Agreement, dated as of October 30, 2023 and that subsequently, on
         August 24, 2023, the Company and Indemnity National entered into a securities purchase agreement pursuant to which Indemnity National acquired 6,666,667 shares of your
         Common Stock at a price of $0.15 per share in consideration of $1,000,000 in cash.
         However, we noted you have provided no such disclosure in the description of your related party transactions. Please revise or advise us as appropriate.
7. We note your disclosure on page 9 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item
         512(a)(1)(iii) of Regulation S-K.
 Michael Cavanaugh
FirstName  LastNameMichael Cavanaugh
RANGE IMPACT,     INC.
Comapany
June 4, 2024NameRANGE IMPACT, INC.
June 4,
Page 3 2024 Page 3
FirstName LastName
Plan of Distribution, page 11

8. We note your statement that the selling stockholders "may use any one or more of the
         following methods when selling securities     any other method
permitted pursuant to
         applicable law.    You are required to describe the plan of
distribution to be used. Revise to
         delete the statement that the selling security holder may use    any
other method permitted
         pursuant to applicable law.
Incorporation of Certain Information by Reference, page 15

9. It appears you are attempting to incorporate by reference the description of your securities in the Form 8-A filed on November 10, 2009. The 8-A filed on that date appears to incorporate by reference the description of your securities from another earlier filing. Disclosure must not be incorporated by reference from a second document if that second document incorporates information pertinent to such disclosure by reference to a third document. Refer to Securities Act Rule 411(e). Please revise. Also, the description of your securities from your earlier filing does not appear to include all the current material terms of the securities including the choice of forum provisions in section 7.1 of your
         bylaws. Please update the description of your securities accordingly.
10. We note that your forum selection provision identifies a state or federal court located in Cuyahoga County in the State of Ohio court as the exclusive forum for
         certain litigation, including any    derivative action.    Please
disclose whether this provision
         applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
11. Please note that the completion of our review of your registration statement is subject to the resolution of our comments on your December 31, 2023 Form 10-K. To the extent applicable, please revise your registration statement disclosures to address our comments in the Form 10-K.
Recent Sales of Unregistered Securities, page 17

12. For each transaction disclosed here, please revise to identify the exemption from registration claimed and to state briefly the facts relied upon to make the exemption available. Please refer to Item 701 of Regulation S-K.
 Michael Cavanaugh
RANGE IMPACT, INC.
June 4, 2024
Page 4
Signatures, page 19

13. Please revise the signature section to also have Patricia Missal sign below the signature block which references this registration statement has been signed by the following persons in the capacities and on the dates indicated to confirm she is signing in her capacities as Principal Accounting Officer and Principal Financial
Officer.
Exhibits

14. Given you have filed other registration statements in the past, please provide a revised legal opinion which refers specifically to this registration statement and the amount of securities being registered. Also, as this is a resale registration statement please revise the opinion to address whether the securities will be, when sold legally issued, fully paid, and non-assessable, rather than when issued as the opinion currently states.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                              Sincerely,
FirstName LastNameMichael Cavanaugh
                                                              Division of
Corporation Finance
Comapany NameRANGE IMPACT, INC.
                                                              Office of Real
Estate & Construction
June 4, 2024 Page 4
cc:       Howard M. Groedel, Esq.
FirstName LastName